Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2012

§1 Important Notice

1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2 This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this quarterly report.

§2 Basic Information of the Company

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,034,273	1,917,586	6.1
Equity attributable to owners of the Company	1,044,063	1,002,745	4.1
Net assets per share attributable to owners of the Company (RMB)	5.70	5.48	4.1

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	21,844	67,103	(67.4)
Net cash flows from operating activities per share (RMB)	0.12	0.37	(67.4)
Profit attributable to owners of the Company	39,153	37,003	5.8
Basic earnings per share (RMB)	0.21	0.20	5.8
Diluted earnings per share (RMB)	0.21	0.20	5.8
Return on net assets (%)	3.8	3.8	—

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,034,226	1,917,528	6.1
Equity attributable to equity holders of the Company	1,044,216	1,002,885	4.1
Net assets per share attributable to equity holders of the Company (RMB)	5.71	5.48	4.1

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	21,844	(67.4)
Net cash flows from operating activities per share (RMB)	0.12	(67.4)

Items	In the reporting period	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net profit attributable to equity holders of the Company	39,153	39,153	5.8
Basic earnings per share (RMB)	0.21	0.21	5.8
Diluted earnings per share (RMB)	0.21	0.21	5.8
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.22	0.22	5.9
Weighted average return on net assets (%)	3.8	3.8	(0.1 percentage points)
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	3.9	3.9	—

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net gain on disposal of non-current assets	20
Government grants recognised in the current period income statement	123
Reversal of provisions for bad debts against receivables	3
Other non-operating income and expenses	(754)

Sub-total	(608)

Tax impact of non-recurring profit/loss items	162
Impact of minority interests	28

Total	(418)

2.1.3 Differences between CAS and IFRS

✓  Applicable    ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS was RMB43,806 million; the consolidated shareholders’ equity for the reporting period under IFRS and CAS were RMB1,128,672 million and RMB 1,128,705 million respectively, with a difference of RMB33 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2 Number of Shareholders and Shareholdings of Top Ten Shareholders of Shares without Selling Restrictions as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	1,079,492 shareholders including 1,071,338 holders of A shares and 8,154 holders of H shares (including 311 holders of the American Depository Shares)

Shareholdings of top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528		A shares
2	HKSCC Nominees Limited	20,820,549,238	(1)	H shares
3	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	65,065,334		A shares
4	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	57,248,048		A shares
5	Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	45,440,035		A shares
6	Guangxi Investment Group Limited	39,560,045		A shares
7	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	34,907,718		A shares
8	Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund	31,369,006		A shares
9	Bank of Communications - Yi Fang Da 50 Index Securities Investment Fund	26,782,052		A shares
10	Shanghai Liangneng Construction Engineering Company Limited (上海良能建築工程有限公司)	26,363,816		A shares

Notes: (1)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which were held in the name of HKSCC Nominees Limited.

2.3 Business Review

The world economic environment in the first quarter of 2012 was complex and severe. The economic recovery in the major developed economies was slow. The growth rate of emerging economies has slowed down. Geopolitical tensions remained turbulent. International crude oil prices fluctuated at high levels. China’s economy continued to grow at a moderately fast pace and its gross domestic product (GDP) grew 8.1% as compared with the same period last year. In the face of the complex and changing domestic and international environment, the Group achieved steady and relatively rapid development in production and operations by focusing on developing its principal operations, organising its production and operations in a scientific manner, further promoting its precision management and with an emphasis on quality and efficiency. Its operating results rose steadily.

In respect of exploration and production operations, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program. It vigorously promoted the integration of exploration and development, and organised production of oil and natural gas in a scientific manner. Crude oil production increased steadily, while natural gas production grew rapidly. In the first quarter of 2012, the Group produced 227.0 million barrels of crude oil, representing an increase of 3.6% as compared with the same period last year. Production of marketable natural gas reached 710.9 billion cubic feet in the first quarter of 2012, representing an increase of 11.2% as compared with the same period last year. Oil and natural gas equivalent output was 345.5 million barrels in the first quarter of 2012, representing an increase of 6.1% as compared with the same period last year, of which 31.2 million barrels were overseas oil and natural gas equivalent output, representing an increase of 17.1% as compared with the same period last year. In the first quarter of 2012, exploration and production operations achieved an operating profit of RMB60,376 million, representing an increase of 31.6% as compared with RMB45,865 million for the same period last year. A good growth momentum was maintained.

In respect of refining and chemicals operations, the Group focused on safe operation and economic efficiency. It actively promoted the optimisation of resources and products structure, implemented structural adjustments in a stable manner, strengthened its management on production and operations, and achieved a steady, safe and efficient operation of its equipment facilities. In the first quarter of 2012, the Group processed 257.1 million barrels of crude oil, representing an increase of 2.8% as compared with the same period last year. It produced 23.025 million tons of gasoline, diesel and kerosene, representing an increase of 4.7% as compared with the same period last year, and 0.921 million tons of ethylene, equivalent to the amount of the same period last year. In the first quarter of 2012, as a result of the high international crude oil prices and macro regulation and control over the prices of domestic refined oils, the refining and chemicals operations incurred an operating loss of RMB10,815 million, of which the refining operations incurred an operating loss of RMB10,402 million, and the chemicals operations incurred an operating loss of RMB413 million. The operating results of refining and chemicals operations during the reporting period improved to a certain extent as compared with the fourth quarter of last year.

In respect of marketing operations, the Group strengthened market research, adopted effective measures, continued to optimise its sales structure, and increased its operating efficiency and market share. In the first quarter of 2012, the Group sold 36.500 million tons of gasoline, diesel and kerosene, representing an increase of 15.5% as compared with the same period last year. In the first quarter of 2012, the marketing operations achieved an operating profit of RMB6,064 million, representing a decrease of 21.1% as compared with RMB7,684 million for the same period of last year. This was mainly due to the increase in purchase costs. However, the Group constantly reinforced its management and control over operating expenses and improved its sale of refined products. As a result, the operating results of marketing operations for the reporting period improved substantially as compared with the fourth quarter last year.

In respect of the natural gas and pipeline operations, the Group optimised resource allocation of production, transportation, marketing and storage and strengthened its management on production and operation processes. Sales volume of natural gas maintained a fast growth rate and key projects progressed as planned. In the first quarter of 2012, the natural gas and pipeline operations achieved an operating profit of RMB1,999 million, representing a decrease of 71.0% as compared with RMB6,885 million for the same period of last year. This was as a result of the inverse relationship between the selling price of imported gas and its import price which was higher than the selling price, and the impact of higher depreciation as a result of transfer from construction in progress to fixed assets on key projects. Among others, the sale of imported natural gas and LNG incurred a loss of RMB10.2 billion.

Summary of Key Operating Data for the First Quarter of 2012

Operating Data	Unit	For the three months ended March 31		Changes over the same period of 2011 (%)
		2012	2011
Crude oil output	Million barrels	227.0	219.1	3.6
Marketable natural gas output	Billion cubic feet	710.9	639.3	11.2
Oil and natural gas equivalent output	Million barrels	345.5	325.7	6.1
Average realised price for crude oil	USD/barrel	105.48	91.85	14.8
Average realised price for natural gas	USD/thousand cubic feet	4.87	4.43	9.9
Processed crude oil	Million barrels	257.1	250.1	2.8
Gasoline, kerosene and diesel output	Thousand tons	23,025	22,000	4.7
of which: Gasoline	Thousand tons	6,869	6,353	8.1
Kerosene	Thousand tons	771	584	32.0
Diesel	Thousand tons	15,385	15,063	2.1
Total sales volume of gasoline, kerosene and diesel	Thousand tons	36,500	31,607	15.5
of which: Gasoline	Thousand tons	11,956	9,928	20.4
Kerosene	Thousand tons	2,741	1,896	44.6
Diesel	Thousand tons	21,803	19,783	10.2
Output of key chemical products
Ethylene	Thousand tons	921	921	—
Synthetic resin	Thousand tons	1,536	1,494	2.8
Synthetic fiber raw materials and polymer	Thousand tons	475	583	(18.5)
Synthetic rubber	Thousand tons	157	153	2.6
Urea	Thousand tons	1,192	957	24.6

Note:	(1) Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3 Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓  Applicable     ☐  Inapplicable

Unit: RMB Million

Items	March 31, 2012	December 31, 2011	Changes (%)	Key explanation of the changes
Cash at bank and on hand	102,398	64,299	59.3	Mainly due to the cash inflows from operating activities and an increase in external borrowings by the Group to meet its needs for business development
Accounts receivable	73,330	53,822	36.2	Mainly due to an increase in operating income during the reporting period
Advances to suppliers	56,223	39,296	43.1	Mainly due to an increase in prepaid construction expenditure resulting from an increase in investment
Deferred tax assets	1,115	505	120.8	Mainly due to an increase in deferred tax assets resulting from oil and gas asset retirement obligations, provision for Safety Fund Reserve and other factors
Short-term borrowings	160,926	99,827	61.2	Mainly due to an increase in short-term borrowings by the Group to meet its needs for production and operation
Other payables	31,515	21,995	43.3	Mainly due to an increase in payable resulted from the Group’s expansion of production and operation
Current portion of non-current liabilities	12,244	37,871	(67.7)	Mainly due to the repayment of current portion of non-current liabilities during the reporting period
Long-term borrowings	171,241	112,928	51.6	Mainly due to an increase in long-term borrowings by the Group to guarantee its capital needs for investment and construction

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2012	2011
Finance expenses	3,585	2,209	62.3	Mainly due to a rise in the Group’s financing cost as a result of the domestic policy of raising interest rates and an increase in the amount of the Group’s interest-bearing debts
Non-operating income	2,218	524	323.3	Mainly due to the recognition of refund of VAT on imported natural gas (including LNG) by the PRC government during the reporting period
Total comprehensive income attributable to minority interests	4,491	3,421	31.3	Mainly due to an increase in net profits of certain overseas subsidiaries engaging upstream businesses resulting from an increase in the international crude oil prices as compared with the same period last year
Net cash flows from operating activities	21,844	67,103	(67.4)	Mainly due to an increase in taxes and levies paid during the reporting period and the changes in inventories and other items of working capital
Net cash flows from investing activities	(73,246)	(52,416)	39.7	Mainly due to an increase in the capital expenditures during the reporting period
Net cash flows from financing activities	89,902	54,582	64.7	Mainly due to an increase in the new borrowings during the reporting period comparing to the same period of last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable     ✓  Inapplicable

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

✓  Applicable     ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2011 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐  Applicable     ✓  Inapplicable

3.5	Investments in securities

☐  Applicable    ✓  Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Jiang Jiemin

Chairman

Beijing, the PRC

April 26, 2012

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the first quarter of 2012 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2012	2011
	RMB million	RMB million

TURNOVER	525,647	445,980

OPERATING EXPENSES
Purchases, services and other	(321,519)	(251,797)
Employee compensation costs	(25,138)	(23,151)
Exploration expenses, including exploratory dry holes	(5,710)	(7,685)
Depreciation, depletion and amortisation	(38,941)	(31,265)
Selling, general and administrative expenses	(15,560)	(16,669)
Taxes other than income taxes	(65,538)	(61,927)
Other income/(expenses), net	1,609	(309)

TOTAL OPERATING EXPENSES	(470,797)	(392,803)

PROFIT FROM OPERATIONS	54,850	53,177

FINANCE COSTS
Exchange gain	479	417
Exchange loss	(435)	(608)
Interest income	455	427
Interest expense	(3,952)	(2,344)

TOTAL NET FINANCE COSTS	(3,453)	(2,108)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	2,680	2,437

PROFIT BEFORE INCOME TAX EXPENSE	54,077	53,506
INCOME TAX EXPENSE	(10,271)	(12,898)

PROFIT FOR THE PERIOD	43,806	40,608

OTHER COMPREHENSIVE INCOME:
Currency translation differences	522	(11)
Fair value loss from available-for-sale financial assets	(16)	(10)
Income tax relating to components of other comprehensive loss	1	2

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	507	(19)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	44,313	40,589

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	39,153	37,003
Non-controlling interests	4,653	3,605

	43,806	40,608

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	39,822	37,168
Non-controlling interests	4,491	3,421

	44,313	40,589

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.21	0.20

2. Consolidated Statement of Financial Position

	March 31, 2012	December 31, 2011
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	1,378,896	1,372,007
Investments in associates and jointly controlled entities	73,834	70,739
Available-for-sale financial assets	1,810	1,832
Advance operating lease payments	48,555	48,229
Intangible and other non-current assets	35,372	38,854
Deferred tax assets	1,105	505
Time deposits with maturities over one year	2,707	2,709

TOTAL NON-CURRENT ASSETS	1,542,279	1,534,875

CURRENT ASSETS
Inventories	213,615	182,253
Accounts receivable	73,330	53,822
Prepaid expenses and other current assets	90,333	72,358
Notes receivable	15,025	12,688
Time deposits with maturities over three months but within one year	450	418
Cash and cash equivalents	99,241	61,172

TOTAL CURRENT ASSETS	491,994	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	303,877	302,600
Income taxes payable	15,928	18,310
Other taxes payable	77,806	101,430
Short-term borrowings	173,170	137,698

TOTAL CURRENT LIABILITIES	570,781	560,038

NET CURRENT LIABILITIES	(78,787)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,463,492	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	595,908	556,717
Reserves	265,134	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,044,063	1,002,745
Non-controlling interests	84,609	79,801

TOTAL EQUITY	1,128,672	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings	238,988	180,675
Asset retirement obligations	69,914	68,702
Deferred tax liabilities	20,897	20,749
Other long-term obligations	5,021	4,876

TOTAL NON-CURRENT LIABILITIES	334,820	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,463,492	1,357,548

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2012	2011
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVTIES

Profit for the period	43,806	40,608
Adjustments for:
Income tax expense	10,271	12,898
Depreciation, depletion and amortisation	38,941	31,265
Capitalised exploratory costs charged to expense	3,614	4,361
Safety Fund Reserve	1,466	1,373
Share of profit of associates and jointly controlled entities	(2,680)	(2,437)
Reversal of provision for impairment of receivables, net	(3)	(19)
Write down in inventories, net	(1)	1
Gain on disposal of property, plant and equipment	(20)	(58)
(Gain)/ loss on disposal of intangible and other non-current assets	(1)	4
Loss on disposal of investments in associates and jointly controlled entities	2	—
Gain on disposal of available-for-sale financial assets	—	(3)
Gain on disposal of subsidiaries	(2)	—
Dividend income	(6)	(1)
Interest income	(455)	(427)
Interest expense	3,952	2,344
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(29,611)	(27,736)
Inventories	(31,413)	(23,254)
Accounts payable and accrued liabilities	(2,891)	38,903

CASH FLOWS GENERATED FROM OPERATIONS	34,969	77,822
Income taxes paid	(13,125)	(10,719)

NET CASH FLOWS FROM OPERATING ACTIVITIES	21,844	67,103

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2012	2011
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(70,990)	(53,033)
Acquisition of investments in associates and jointly controlled entities	(2,023)	(465)
Acquisition of available-for-sale financial assets	—	(4)
Advance payments on long-term operating leases	(1,160)	(1,163)
Acquisition of intangible assets and other non-current assets	(443)	(778)
Purchase of non-controlling interests	(75)	(191)
Acquisition of subsidiaries	(4)	—
Proceeds from disposal of property, plant and equipment	104	204
Proceeds from disposal of subsidiaries	(10)	40
Proceeds from disposal of available-for-sale financial assets	—	4
Proceeds from disposal of intangible and other non-current assets	18	20
Interest received	535	495
Dividends received	835	153
(Increase)/decrease in time deposits with maturities over three months	(33)	2,302

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(73,246)	(52,416)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(57,955)	(76,391)
Repayments of long-term borrowings	(37,638)	(677)
Interest paid	(4,492)	(2,750)
Dividends paid to non-controlling interests	(204)	(100)
Increase in short-term borrowings	119,329	123,892
Increase in long-term borrowings	70,263	10,332
Capital contribution from non-controlling interests	550	230
Increase in other long-term obligations	49	46

NET CASH FLOWS FROM FINANCING ACTIVITIES	89,902	54,582

TRANSLATION OF FOREIGN CURRENCY	(431)	24

Increase in cash and cash equivalents	38,069	69,293
Cash and cash equivalents at beginning of the period	61,172	45,709

Cash and cash equivalents at end of the period	99,241	115,002

4. Segment Information

	Three months ended March 31
	2012	2011
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	158,060	136,017
Turnover from external customers	39,234	36,984

	197,294	173,001
Refining and Chemicals
Intersegment sales	180,667	157,211
Turnover from external customers	48,501	47,576

	229,168	204,787
Marketing
Intersegment sales	55,296	41,251
Turnover from external customers	389,547	323,035

	444,843	364,286
Natural Gas and Pipeline
Intersegment sales	5,515	4,283
Turnover from external customers	48,061	38,148

	53,576	42,431
Head Office and Other
Intersegment sales	23	16
Turnover from external customers	304	237

	327	253

Total turnover from external customers	525,647	445,980

Profit/ (loss) from operations
Exploration and Production	60,376	45,865
Refining and Chemicals	(10,815)	(3,692)
Marketing	6,064	7,684
Natural Gas and Pipeline	1,999	6,885
Head Office and Other	(2,774)	(3,565)

	54,850	53,177

B. Financial statements for the first quarter of 2012 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	March 31, 2012	December 31, 2011
	RMB million	RMB million

Current assets
Cash at bank and on hand	102,398	64,299
Notes receivable	15,025	12,688
Accounts receivable	73,330	53,822
Advances to suppliers	56,223	39,296
Other receivables	10,241	8,576
Inventories	213,615	182,253
Other current assets	23,869	24,486

Total current assets	494,701	385,420

Non-current assets
Available-for-sale financial assets	1,766	1,788
Long-term equity investments	73,379	70,275
Fixed assets	454,162	456,085
Oil and gas properties	641,801	644,605
Construction in progress	274,237	261,361
Construction materials	8,415	9,610
Intangible assets	47,440	47,600
Goodwill	7,356	7,282
Long-term prepaid expenses	21,884	21,793
Deferred tax assets	1,115	505
Other non-current assets	7,970	11,204

Total non-current assets	1,539,525	1,532,108

TOTAL ASSETS	2,034,226	1,917,528

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2012	December 31, 2011
	RMB million	RMB million

Current liabilities
Short-term borrowings	160,926	99,827
Notes payable	2,042	2,458
Accounts payable	225,351	232,618
Advances from customers	32,667	34,130
Employee compensation payable	7,352	5,991
Taxes payable	93,734	119,740
Other payables	31,515	21,995
Current portion of non-current liabilities	12,244	37,871
Other current liabilities	4,950	5,408

Total current liabilities	570,781	560,038

Non-current liabilities
Long-term borrowings	171,241	112,928
Debentures payable	67,747	67,747
Provisions	69,914	68,702
Deferred tax liabilities	20,817	20,671
Other non-current liabilities	5,021	4,876

Total non-current liabilities	334,740	274,924

Total liabilities	905,521	834,962

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	113,038	112,878
Special reserve	10,407	9,107
Surplus reserves	151,280	151,280
Undistributed profits	590,789	551,598
Currency translation differences	(4,319)	(4,999)

Equity attributable to equity holders of the Company	1,044,216	1,002,885

Minority interests	84,489	79,681

Total shareholders’ equity	1,128,705	1,082,566

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,034,226	1,917,528

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet

ASSETS	March 31, 2012	December 31, 2011
	RMB million	RMB million

Current assets
Cash at bank and on hand	75,678	38,794
Notes receivable	11,612	9,821
Accounts receivable	6,459	3,297
Advances to suppliers	38,694	23,599
Other receivables	29,268	22,322
Inventories	154,346	143,498
Other current assets	17,837	17,642

Total current assets	333,894	258,973

Non-current assets
Available-for-sale financial assets	435	439
Long-term equity investments	235,237	228,742
Fixed assets	359,649	360,843
Oil and gas properties	429,706	438,378
Construction in progress	200,480	192,066
Construction materials	7,122	8,265
Intangible assets	36,318	36,373
Goodwill	119	119
Long-term prepaid expenses	19,044	19,010
Other non-current assets	302	368

Total non-current assets	1,288,412	1,284,603

TOTAL ASSETS	1,622,306	1,543,576

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2012	December 31, 2011
	RMB million	RMB million

Current liabilities
Short-term borrowings	157,687	110,562
Accounts payable	110,815	129,183
Advances from customers	22,112	24,033
Employee compensation payable	5,845	4,771
Taxes payable	51,541	80,308
Other payables	25,130	15,892
Current portion of non-current liabilities	9,122	35,121
Other current liabilities	2,122	2,470

Total current liabilities	384,374	402,340

Non-current liabilities
Long-term borrowings	153,126	87,140
Debentures payable	67,500	67,500
Provisions	46,199	45,343
Deferred tax liabilities	2,396	3,935
Other non-current liabilities	3,671	3,521

Total non-current liabilities	272,892	207,439

Total liabilities	657,266	609,779

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,018	128,019
Special reserve	7,611	6,474
Surplus reserves	140,180	140,180
Undistributed profits	506,210	476,103

Total shareholders’ equity	965,040	933,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,622,306	1,543,576

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Income Statement

	Three months ended March 31
	2012	2011
Items	RMB million	RMB million

Operating income	525,647	445,980
Less: Cost of sales	(377,041)	(300,751)
Tax and levies on operations	(63,478)	(60,046)
Selling expenses	(13,144)	(11,846)
General and administrative expenses	(18,525)	(19,732)
Finance expenses	(3,585)	(2,209)
Asset impairment losses	4	18
Add: Investment income	2,948	2,458

Operating profit	52,826	53,872

Add: Non-operating income	2,218	524
Less: Non-operating expenses	(967)	(891)

Profit before taxation	54,077	53,505

Less: Taxation	(10,271)	(12,898)

Net profit	43,806	40,607

Attributable to:
Equity holders of the Company	39,153	37,002
Minority interests	4,653	3,605

Earnings per share
Basic earnings per share (RMB Yuan)	0.21	0.20
Diluted earnings per share (RMB Yuan)	0.21	0.20

Other comprehensive income/(loss)	507	(19)

Total comprehensive income	44,313	40,588
Attributable to:
Equity holders of the Company	39,822	37,167
Minority interests	4,491	3,421

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4. Income Statement

	Three months ended March 31
	2012	2011
Items	RMB million	RMB million

Operating income	327,297	287,556
Less: Cost of sales	(239,598)	(192,663)
Tax and levies on operations	(47,114)	(44,535)
Selling expenses	(9,955)	(8,794)
General and administrative expenses	(14,195)	(15,737)
Finance expenses	(4,000)	(2,272)
Asset impairment losses	(35)	5
Add: Investment income	16,161	15,666

Operating profit	28,561	39,226

Add: Non-operating income	2,126	449
Less: Non-operating expenses	(833)	(800)

Profit before taxation	29,854	38,875

Less: Taxation	230	(5,784)

Net profit	30,084	33,091

Earnings per share
Basic earnings per share (RMB Yuan)	0.16	0.18
Diluted earnings per share (RMB Yuan)	0.16	0.18

Other comprehensive income	(1)	(9)

Total comprehensive income	30,083	33,082

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2012	2011
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	588,045	503,382
Refund of taxes and levies	282	171
Cash received relating to other operating activities	2,077	168

Sub-total of cash inflows	590,404	503,721

Cash paid for goods and services	(407,259)	(315,670)
Cash paid to and on behalf of employees	(22,777)	(19,562)
Payments of taxes and levies	(128,783)	(88,395)
Cash paid relating to other operating activities	(9,741)	(12,991)

Sub-total of cash outflows	(568,560)	(436,618)

Net cash flows from operating activities	21,844	67,103

Cash flows from investing activities
Cash received from disposal of investments	37	3,052
Cash received from returns on investments	1,370	648
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	122	224

Sub-total of cash inflows	1,529	3,924

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(72,593)	(54,974)
Cash paid to acquire investments	(2,182)	(1,366)

Sub-total of cash outflows	(74,775)	(56,340)

Net cash flows from investing activities	(73,246)	(52,416)

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2012	2011
	RMB million	RMB million

Cash flows from financing activities
Cash received from capital contributions	550	230
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	550	230
Cash received from borrowings	189,592	134,224
Cash received relating to other financing activities	51	109

Sub-total of cash inflows	190,193	134,563

Cash repayments of borrowings	(95,593)	(77,068)
Cash payments for interest expenses and distribution of dividends or profits	(4,696)	(2,850)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(204)	(100)
Cash payments relating to other financing activities	(2)	(63)

Sub-total of cash outflows	(100,291)	(79,981)

Net cash flows from financing activities	89,902	54,582

Effect of foreign exchange rate changes on cash and cash equivalents	(431)	24

Net increase in cash and cash equivalents	38,069	69,293

Add: Cash and cash equivalents at beginning of the period	61,172	45,709

Cash and cash equivalents at end of the period	99,241	115,002

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement

Items	Three months ended March 31
	2012	2011
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	373,382	334,797
Refund of taxes and levies	282	160
Cash received relating to other operating activities	324	15,639

Sub-total of cash inflows	373,988	350,596

Cash paid for goods and services	(255,946)	(246,516)
Cash paid to and on behalf of employees	(15,645)	(12,997)
Payments of taxes and levies	(96,558)	(57,845)
Cash paid relating to other operating activities	(14,114)	(7,074)

Sub-total of cash outflows	(382,263)	(324,432)

Net cash flows from operating activities	(8,275)	26,164

Cash flows from investing activities
Cash received from disposal of investments	—	3,029
Cash received from returns on investments	15,848	15,264
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	95	170

Sub-total of cash inflows	15,943	18,463

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(47,916)	(14,160)
Cash paid to acquire investments	(5,906)	(3,229)

Sub-total of cash outflows	(53,822)	(17,389)

Net cash flows from investing activities	(37,879)	1,074

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2012	2011
	RMB million	RMB million

Cash flows from financing activities
Cash received from borrowings	141,217	94,886
Cash received relating to other financing activities	50	78

Sub-total of cash inflows	141,267	94,964

Cash repayments of borrowings	(54,069)	(51,603)
Cash payments for interest expenses and distribution of dividends or profits	(4,158)	(2,986)
Cash payments relating to other financing activities	(2)	(20)

Sub-total of cash outflows	(58,229)	(54,609)

Net cash flows from financing activities	83,038	40,355

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	36,884	67,593

Add: Cash and cash equivalents at beginning of the period	38,794	25,336

Cash and cash equivalents at end of the period	75,678	92,929

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun